December 22, 2016

VIA EMAIL AND EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Innospec Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015 filed February 17, 2016

Form 10-Q for the Fiscal Quarter Ended September 30, 2016 filed November 3, 2016

Form 8-K filed November 3, 2016

File No. 1-13879

Dear Mr. O’Brien:

We are submitting this response to your letter dated December 15, 2016 (the “Comment Letter”) in respect of the above-referenced filings addressed to Ian Cleminson Chief Financial Officer, of Innospec Inc. (the “Corporation,” “Company,” “we,” “us” or “our”). We understand that you will be reviewing our response and may have additional comments.

The responses set forth below correspond to the numbering in the Comment Letter. In addition, for ease of reference, we have reproduced your comments in the Comment Letter in bold text before each response. Where relevant, our responses below include the proposed form of new or modified disclosures to be made in our applicable future filings. Italicized text in our responses below represents proposed additional disclosure.

Form 10-K for the Fiscal Year Ended December 31, 2015

Note 3. Segment Reporting and Geographical Area Data, page 61

1.	Please expand your disclosures to provide the information required by ASC 280-10-50-21

Company Response: Beginning with our Form 10-K for the year ended December 31, 2016, we propose to expand such disclosure as set forth in the sample disclosure below:

Innospec divides its business into four segments for management and reporting purposes: Fuel Specialties, Performance Chemicals, Oilfield Services and Octane Additives. The Fuel Specialties, Performance Chemicals and Oilfield Services segments operate in markets where we actively seek growth opportunities although their ultimate customers are different. The Octane Additives segment is generally characterized by unpredictable and declining demand.

Our Fuel Specialties segment develops, manufactures, blends, markets and supplies a range of specialty chemicals products used as additives to a wide range of fuels.

Our Performance Chemicals segment provides effective technology-based solutions for our customers focused in the Personal Care market.

Our Oilfield Services segment develops and markets products to prevent loss of mud in drilling operations, chemical solutions for fracturing and stimulation operations and products for oil and gas production which aid flow assurance and asset integrity.

Our Octane Additives segment, which we believe is the world’s only producer of tetra ethyl lead (“TEL”), comprises sales of TEL for use in automotive gasoline and provides services in respect of environmental remediation.

2.	Please tell us the various product lines comprising each of your reportable segments effective with the second quarter of fiscal year 2016 along with your consideration of providing net sales to external customers at the product line level in accordance with ASC 280-10-50-40

Company Response: Beginning with our Form 10-K for the year ended December 31, 2016, we propose to include such disclosure as set forth in the sample disclosure below for the six months ended June 30, 2016:

The Company evaluates the performance of its segments based on operating income. The following table analyzes sales and other financial information by the Company’s reportable segments:

	Six Months Ended June 30
	2016	2015
(In millions)
Net Sales
Refinery and Performance	$192.0	$211.0
Other	60.7	54.3

Fuel Specialties	252.7	265.3
Personal Care	64.0	61.7
Fragrances	—	23.0
Other	6.0	6.0

Performance Chemicals	70.0	90.7
Oilfield Services	82.7	137.4
Octane Additives	34.7	18.7

	$440.1	$512.1

Form 10-Q for the Fiscal Quarter Ended September 30, 2016

Note 4 – Goodwill, page 13

3.	Please tell us the amount of goodwill allocated to the Oilfield Services reportable segment in connection with the revised segment presentation. To the extent that the amount of goodwill is material, please tell us your consideration for testing the goodwill for impairment on an interim basis in accordance with ASC 350-20-35-30.

Company Response:

Following the revised segment presentation goodwill assigned to the Oilfield Services reportable segment amounted to $37.4 million which will be disclosed in the Form 10-K for the year ending December 31, 2016.

In accordance with ASC 350-20-35-45, when an entity reorganizes its reporting structure in a manner that changes the composition of one or more of its reporting units goodwill shall be reassigned to the reporting units affected using a relative fair value allocations approach similar to that used when a portion of a reporting unit is to be disposed of as discussed in ASC 350-20-40-1 through 40-7.

Management have undertaken an exercise to reassign the goodwill to the Group’s operating segments based on the relative fair values of the business. As at 1 April, 2016 management calculated the fair value of the reporting segments, including Oilfield Services, using a discounted cash flow model. The model highlighted that there was significant headroom in the fair value of the business when compared to the carrying value of the assigned goodwill of $37.4 million and accordingly management believe that they have appropriately considered the impairment assessment in accordance with ASC 350-20-35-30.

Form 8-K filed November 3, 2016

4.	Please reconcile your presentation of Adjusted EBITDA at the reportable segment level from the segment profit measure presented in accordance with ASC 280-10-50 in accordance with item 10(e)(1)(i)b of Regulation S-K.

Company response: Beginning with our earnings release for the year ended December 31, 2016, which will be furnished as an exhibit to a Form 8-K,we propose to include such disclosure as set forth in the sample disclosure below for the three and nine months ended June 30, 2016:

SEGMENTAL ANALYSIS OF RESULTS

	Three Months Ended		Nine Months Ended
	September 30		September 30
(in millions)	2016	2015	2016	2015

Net sales:
Fuel Specialties	$114.4	$121.3	$367.1	$386.6
Performance Chemicals	36.8	33.7	106.8	124.4
Oilfield Services	49.7	78.9	132.4	216.3
Octane Additives	4.6	20.3	39.3	39.0

	205.5	254.2	645.6	766.3

Gross profit:
Fuel Specialties	43.8	39.5	129.5	125.4
Performance Chemicals	12.3	9.9	34.4	33.3
Oilfield Services	20.6	32.0	52.1	82.4
Octane Additives	2.5	9.0	24.9	18.6

	79.2	90.4	240.9	259.7

Operating income/(loss):
Fuel Specialties	24.1	21.6	72.2	70.7
Performance Chemicals	4.2	3.6	13.3	13.1
Oilfield Services	—	7.2	(7.1)	13.8
Octane Additives	1.9	8.0	22.5	15.9
Pension credit	1.6	—	5.1	0.1
Corporate costs	(15.2)	(9.3)	(37.8)	(24.8)

	16.6	31.1	68.2	88.8
Adjustment to fair value of contingent consideration	2.3	8.5	6.3	31.6
Profit/(loss) on disposal of subsidiary	—	1.6	(1.4)	1.6

Total operating income	$18.9	$41.2	$73.1	$122.0

Non- GAAP measures

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
(in millions)
Net income	$11.4	$35.6	$59.2	$88.0
Interest expense, net	0.7	1.0	2.2	2.9
Income taxes	1.8	5.8	14.9	29.1
Depreciation and amortization:
Fuel Specialties	1.1	0.9	3.5	3.0
Performance Chemicals	1.6	1.5	4.7	4.7
Oilfield Services	4.6	4.5	13.5	13.2
Octane Additives	0.1	0.1	0.4	0.3
Corporate costs	2.2	1.2	6.2	3.9

	9.6	8.2	28.3	25.1
Adjustment to fair value of contingent consideration	(2.3)	(8.5)	(6.3)	(31.6)

Adjusted EBITDA	21.2	42.1	98.3	113.5

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015

Adjusted EBITDA:
Fuel Specialties	25.2	22.5	75.7	73.7
Performance Chemicals	5.8	5.1	18.0	17.8
Oilfield Services	4.6	11.7	6.4	27.0
Octane Additives	2.0	8.1	22.9	16.2
Corporate costs	(13.0)	(8.1)	(31.6)	(20.9)
Pension credit	1.6	—	5.1	0.1

	26.2	39.3	96.5	113.9
Profit/(loss) on disposal of subsidiary	—	1.6	(1.4)	1.6
Other net (expense)/income	(5.0)	1.2	3.2	(2.0)

Adjusted EBITDA	$21.2	$42.1	$98.3	$113.5

*****

If you have any additional questions or comments, please feel free to contact me directly at 00 44 151 355 3611.

/s/ Ian P. Cleminson
Ian P. Cleminson
Executive Vice-President and Chief Financial Officer

Cc: Securities and Exchange Commission – Tracey Houser, Staff Accountant